UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

               UNITED STATES SATELLITE BROADCASTING COMPANY, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.0001 Par Value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    912534104
                           -------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                (212) 872-1000
                      -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 1997
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.




                         Continued on following page(s)
                               Page 1 of 21 Pages
                                Exhibit Index: 17

------------------------


*       Initial filing with respect to Soros Fund Management LLC.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Quantum Industrial Partners LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         5,033,742
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           5,033,742
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,033,742

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             25.35%1

14      Type of Reporting Person*

               OO; IV

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________

1 See Item 5.

                                                              Page 3 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH Management Investor, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         5,033,742
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           5,033,742
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,033,742

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             25.35%1

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

____________

1 See Item 5.

                                                              Page 4 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH Management, Inc.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         5,033,742
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           5,033,742
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,033,742

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             25.35%1

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________

1 See Item 5.

                                                              Page 5 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 9125234104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          5,033,742
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           5,033,742
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,033,742

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             25.35%1

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_____________

1 See Item 5.

                                                              Page 6 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          5,033,742
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    5,033,742

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,033,742

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             25.35%1

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________

1 See Item 5.

                                                              Page 7 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          705,825
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          5,033,742
    Each
  Reporting           9      Sole Dispositive Power
   Person                           705,825
    With
                      10     Shared Dispositive Power
                                    5,033,742

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,739,567

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             27.91%1

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________

1 See Item 5.

                                                              Page 8 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Tivadar Charitable Lead Trust under agreement dated 9/30/82, by George Soros As Grantor

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         1,473,600
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,473,600
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,473,600

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                              9.04%1

14      Type of Reporting Person*

               OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________

1 See Item 5.

                                                              Page 9 of 21 Pages



               This Amendment No. 1 to Schedule 13D relates to shares of Class A Common Stock, $.0001 par value per share (the "Shares"), of United States
Satellite Broadcasting Co., Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated June 6, 1996 (the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by certain of the Reporting Persons to report an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over certain portfolio investments, including the Shares held for the account of Quantum Industrial Partners ("QIP"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


        (i)    QIP;

        (ii)   QIH Management Investor, L.P. ("QIHMI");

        (iii)  QIH Management, Inc. ("QIH Management");

        (iv)   SFM LLC;

        (v)    George Soros ("Mr. Soros");

        (vi)   Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

       (vii) Tivadar Charitable Lead Trust under agreement dated 9/30/82, by Mr. Soros as Grantor ("Tivadar").


                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and

                                                             Page 10 of 21 Pages

(b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of QIP.

Tivadar
-------

               Tivadar is a charitable lead trust created by Mr. Soros, as grantor, on September 30, 1982 for the benefit of charitable donees and members of his family. The principal address of Tivadar is 330 Engle Street, Tenafly, New Jersey 07670. Mr. Michael C. Neus ("Mr. Neus") serves as the sole trustee for Tivadar, which is governed by the laws of the State of New York. The principal occupation of Mr. Neus, a United States citizen, is as an attorney, a function which is carried out in his capacity as Assistant General Counsel of SFM LLC at its principal office located at 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 11 of 21 Pages



Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of QIP, Tivadar and/or Mr. Druckenmiller were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of 5,033,742 Shares (approximately 25.35% of the total number of Shares which would be outstanding assuming conversion of all of the shares of Common Stock held for the account of QIP). This number consists of (1) 92,592 Shares held for the account of QIP and (2) 4,941,150 Shares issuable upon conversion of the 4,941,150 shares of Common Stock held for the account of QIP. Assuming conversion of all shares of Common Stock outstanding into Shares, Shares that may be deemed beneficially owned by the QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros would represent 5.60% of the then outstanding Shares.

                    (ii) Mr. Druckenmiller may be deemed the beneficial owner of 5,739,567 Shares (approximately 27.91% of the total number of Shares which would be outstanding assuming conversion of all of the shares of Common Stock held for the accounts of QIP and Mr. Druckenmiller). This number consists of (1) 92,592 Shares held for the account of QIP, (2) 4,941,150 Shares issuable upon conversion of the 4,941,150 shares of Common Stock held for the account of QIP and (3) the 705,825 Shares issuable upon conversion of the 705,825 shares of Common Stock currently held for the personal account of Mr. Druckenmiller. Assuming conversion of all shares of Common Stock outstanding into Shares, Shares that may be deemed beneficially owned by Mr. Druckenmiller would represent 6.39% of the then outstanding Shares.

                    (iii) Tivadar may be deemed the beneficial owner of 1,473,600 Shares (approximately 9.04% of the total number of Shares which would be outstanding assuming conversion of all of the shares of Common Stock held for the account of Tivadar). This number consists of 1,473,600 Shares issuable upon conversion of the 1,473,600 shares of Common Stock held for the account of Tivadar. Assuming conversion of all shares of Common Stock outstanding into Shares, Shares that may be deemed beneficially owned by Tivadar would represent 1.64% of the then outstanding Shares.

               (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract) may be deemed to have sole power to direct the voting and disposition of the 5,033,742 Shares held for the account of QIP (assuming conversion of all of the shares of Common Stock held for the account of QIP).

                                                             Page 12 of 21 Pages


                    (ii) Each of Mr. Soros (as result of his  position  with SFM
LLC) and Mr. Druckenmiller (as a result of his position with SFM LLC) may be deemed to have shared power to direct the voting and disposition of the 5,033,742 Shares held for the account of QIP (assuming conversion of all of the shares of Common Stock held for the account of QIP).

                    (iii) The power to direct the voting and disposition of the 1,473,600 Shares held for the account of Tivadar is vested in Mr. Neus, as sole trustee of Tivadar (assuming conversion of all of the shares of Common Stock held for the account of Tivadar).

                    (iv) Mr. Druckenmiller has the sole power to vote and dispose of the 705,825 Shares held for his personal account (assuming conversion of all of the shares of Common Stock held for his personal account).

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Tivadar in accordance with the terms of the trust.

                    (iii) Mr. Druckenmiller has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for his personal account.

               (e) Not applicable.

               Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of SFM Clients and the account of QIP. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for his personal account, the accounts of SFM Clients and the account of QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Tivadar expressly disclaims beneficial ownership of any Shares not held directly for its account.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the

                                                             Page 13 of 21 Pages


extent permitted by applicable laws, each of the Reporting Persons and/or the SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, and as described in previous filings, the Reporting Persons and SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller and Tivadar.

                                                             Page 14 of 21 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                  QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH MANAGEMENT, INC.,
                                             its general partner

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 15 of 21 Pages


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                        TIVADAR CHARITABLE LEAD TRUST


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Sole Trustee

                                                             Page 16 of 21 Pages



                                     ANNEX B


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                Number of shares of Common Stock

     Scott K. H. Bessent........................................8,775
     Walter Burlock............................................35,325
     Jeffrey L. Feinberg
     Arminio Fraga
     Gary Gladstein............................................26,475
     Robert K. Jermain
     David N. Kowitz
     Alexander C. McAree
     Paul McNulty
     Gabriel S. Nechamkin
     Steven Okin
     Dale Precoda
     Lief D. Rosenblatt
     Mark D. Sonnino
     Filiberto H. Verticelli
     Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

               (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

               (b)  All  of  the  Shares   reported   above  were  acquired  for
                    investment purposes.

               (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds form the sale of, the Shares, and (iii) has not effected any transactions in the Shares since November 2, 1996 (60 days prior to the date hereof).

               (d)  None  of  the   Managing   Directors   has  any   contracts,
                    arrangements, understandings or relationships with respect to the Shares.

                                                             Page 17 of 21 Pages


                                  EXHIBIT INDEX

                                                                            Page
                                                                          ------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus.................................................................18

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley Druckenmiller in favor of Mr. Sean C. Warren and Mr.
     Michael C. Neus.........................................................19

C.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     Quantum  Industrial  Partners LDC, QIH Management  Investor,
     L.P., QIH Management,  Inc., SFM LLC, Mr. George Soros,  Mr.
     Stanley  F.   Druckenmiller  and  Tivadar   Charitable  Lead
     Trust...................................................................20